UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE FOURTH QUARTER 2018 OF $20.7 MILLION, OR $0.52 PER SHARE;

FULL-YEAR 2018 PROFIT OF $11.1 MILLION, OR $0.28 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 28, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the fourth quarter (“4Q18”) and Full-Year (“FY18”) ended December 31, 2018.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2018	2017	4Q18	3Q18	4Q17
Key Income Statement Highlights
Net Interest Income ("NII")	$109.7	$119.8	$28.0	$27.3	$28.1
Fees and commissions, net	$17.2	$17.5	$5.4	$3.7	$5.7
Total revenues	$127.6	$138.3	$34.1	$30.1	$34.5
(Impairment loss) recovery on financial instruments	$(57.5)	$(9.4)	$1.3	$(55.1)	$(0.8)
Impairment loss on non-financial assets	$(10.0)	$0.0	$(2.3)	$(4.8)	$0.0
Operating expenses	$(48.9)	$(46.9)	$(12.4)	$(10.9)	$(13.1)
Profit (Loss) for the period	$11.1	$82.0	$20.7	$(40.7)	$20.6
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.28	$2.09	$0.52	$(1.03)	$0.52
Return on Average Equity (“ROAE”) (2)	1.1%	8.0%	8.3%	-15.5%	7.9%
Return on Average Assets (“ROAA”)	0.17%	1.27%	1.20%	-2.58%	1.31%
Net Interest Margin ("NIM") (3)	1.71%	1.85%	1.61%	1.74%	1.78%
Net Interest Spread ("NIS") (4)	1.21%	1.48%	1.08%	1.20%	1.38%
Efficiency Ratio (5)	38.3%	33.9%	36.3%	36.0%	38.0%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,290	$5,999	$6,290	$6,305	$5,999
Treasury Portfolio	$107	$86	$107	$93	$86
Total assets	$7,609	$6,268	$7,609	$6,561	$6,268
Total stockholders' equity	$994	$1,043	$994	$989	$1,043
Market capitalization (7)	$684	$1,061	$684	$975	$1,061
Tier 1 Basel III Capital Ratio (8)	18.1%	21.1%	18.1%	17.8%	21.1%
Total assets / Total stockholders' equity (times)	7.7	6.0	7.7	6.6	6.0
Liquid Assets / Total Assets (9)	22.4%	9.9%	22.4%	11.7%	9.9%
NPL to Loan Portfolio (10)	1.12%	1.07%	1.12%	2.08%	1.07%
Total allowance for losses (11) to Commercial Portfolio	1.65%	1.47%	1.65%	2.26%	1.47%
Total allowance for losses (11) to NPL (times)	1.6	1.5	1.6	1.2	1.5

4Q18 & FY18 Highlights

•	Bladex reported a profit of $20.7 million in 4Q18, compared to a loss of $40.7 million in 3Q18, on quarterly improvement of top line revenues (+13% QoQ), and lower impairment losses. 4Q18 Profit increased 1% YoY, reflecting stable total revenues (-1% YoY) and improved efficiency.

•	For the year, the Bank’s $11.1 million profit was primarily impacted by impairment loss on financial instruments for $57.5 million, from credit provisions associated to credit impaired loans (Non-Performing Loans or “NPLs”), mainly in Brazil’s sugar sector. The Bank also incurred a $10.0 million impairment loss on non-financial assets, related to credit restructurings and to the disposal of obsolete technology, in line with the Bank’s objective to optimize its operating platform.

•	Net Interest Income (“NII”) for the 4Q18 increased 2% QoQ to $28.0 million (-1% YoY). Net Interest Margin (“NIM”) decreased by 13bps to 1.61% QoQ due to higher than anticipated increases in central bank deposits at year end, resulting in significant liquidity positions of low yielding assets.

•	NII for FY18 totaled $109.7 million, 8% lower YoY, mostly impacted by a 14bps decrease in NIM to 1.71%, on narrower net lending spreads from a portfolio with exposure to high quality borrowers such as systemic financial institutions, sovereign and quasi-sovereign entities, and USD generating top-tier corporate clients.

•	Fees and Commissions income totaled $5.4 million in 4Q18 (+46% QoQ; -5% YoY), and $17.2 million for all of 2018 (-2% YoY). The upward trend in commissions from letters of credit was offset by lower loan structuring fees. Bladex closed seven syndicated transactions in 2018.

•	Operating expenses were $12.4 million in 4Q18 (+14% QoQ; -6% YoY), and $48.9 million in FY18 (+4% YoY). The annual increase in expenses was primarily attributable to non-recurring charges from personnel restructuring and the streamlining of processes and of technological infrastructure. Efficiency Ratio stood at 36% for 4Q18 and 38% for FY18.

•	NPL balances decreased to $64.7 million, or 1.12% of total Loan Portfolio balances at the end of 4Q18. This compares to $119.0 million, or 2.08%, at the end of 3Q18, and to $58.8 million, or 1.07%, at the end of 4Q17. The decrease was primarily associated with loan restructurings, collections through sales and partial write-offs against individually allocated allowances for expected credit losses.

•	Allowance for credit losses on the Commercial Portfolio totaled $104.1 million at year-end 2018, or 1.65% of the portfolio from 1.47% YoY, representing a reserve coverage of 1.6 times NPL balances.

•	End-of-period Commercial Portfolio balances increased by 5% YoY and remained stable QoQ at $6.3 billion. Average balances were up to $6.2 billion in 4Q18 (+3% QoQ; +6% YoY) and to $6.0 billion in FY18 (+3% YoY).

•	The Bank’s Tier 1 Basel III Capital Ratio remained solid at 18.1%, with increased level of risk-weighted assets reflecting annual Commercial Portfolio growth.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “In our third quarter 2018 conference call we mentioned that the credit quality of our portfolio, cost structure and allowances for expected credit losses, set the base to improve our earnings generation capacity. Our fourth quarter 2018 earnings are the first step in that direction.

Although still sub-par, growth rates of 2% – or slightly higher – are now possible for Latin America in 2019, we saw some recent positive news. Jair Bolsonaro’s election hit the ground running with several market friendly announcements regarding opening the Brazilian economy and introducing fiscal adjustments reforms. The USMCA was a bright spot in an otherwise grim picture from Mexico. Argentina completed its IMF agreement, without the social unrest feared by some. Even Costa Rica, which stretched the patience of the rating agencies, managed to approve in their famous Sala IV a fiscal reform package.

That said, problem spots such as Mexico, which seems to be deviating from the macroeconomic policies established over the last 20 years, and Argentina, which is in the midst of a recession generated by restrictive IMF policies, will continue to increase volatility and dampen growth expectations.

At the same time, macroeconomic global risks are intensifying. Now we need to add the prospects of slowing economies in Europe and China (and possibly the U.S.) to a tense protectionist trade environment.

What does this all mean for Bladex? A macroeconomic context that offers no room for complacency as risks of major economies slowing and trade tensions continuing are partially counterbalanced by a somewhat better macroeconomic picture in a few key countries in Latin America.

Although our headline margins were impacted by low yielding liquidity due to higher than expected central bank deposits, Bladex continues to improve its origination. We have a better mix of medium-term to short-term loans, thereby lengthening the average life of our portfolio and increasing our origination margins.

Our NPLs declined due to asset sales, restructurings and partial write-offs. Our Tier 1 capital ratio remains strong. Our book value remains solid over $25 a share. On this basis, Bladex’s Board of Directors approved to maintain our quarterly dividend.

Against this backdrop, both the management of Bladex, and its Board of Directors are cautiously optimistic for 2019 and look for an improvement in profitability throughout the year.”

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2018. The dividend will be paid on March 26, 2019, to stockholders registered as of March 11, 2019.

▪	Ratings updates: On October 29, 2018, Moody’s Investors Service affirmed the Bank’s long- and short-term foreign currency deposit and senior unsecured debt ratings at ‘Baa2/P-2’, respectively. The outlook remained negative.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Loan Portfolio refers to loans, gross of the allowance for loan losses and unearned interest and deferred fess.

11)	Total allowance for losses refers to allowance for loans losses plus allowance for loan commitments and financial guarantee contracts losses.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, February 28, 2019 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 43528324.

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For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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